Exhibit 16.1

May 15, 2017

Mr. Norman G. Wilbur
Chairman of the Audit Committee of the Board of Directors
Security National Financial Corporation
5300 South 360 West
Salt Lake City, UT 84123

Dear Mr. Wilbur:

This letter serves to inform you, that effective as of the date of this communication, Eide Bailly LLP is resigning as the independent registered public accounting firm of Security National Financial Corporation.

In connection with our resignation, we confirm that there are no "Reportable Events," as defined in Item 304(a)(v) of Regulation S-K as promulgated by the United States Securities and Exchange Commission. Please be advised that, as a result of our resignation, you will be required to file a Form 8-K with the Securities and Exchange Commission, as required by Item 4.01(a) of Form 8-K, "Changes in Registrant's Certifying Accountant," disclosing the matters specified in Item 304(a)(1) of Regulation S-K relating to this change. In conjunction with this filing, we are also required to file a letter stating our agreement with your Form 8-K disclosure, which will be filed with the Form 8-K as an exhibit.

Sincerely,
/s/ Eide Bailly LLP
Eide Bailly LLP